SECURITIES AND EXCHANGE COMMISSION
                          WASHINGTON, D.C.  20549

                              SCHEDULE 13D/A
                     (AMENDMENT NO. 4 TO SCHEDULE 13D)

                 Under the Securities Exchange Act of 1934

                               RISCORP, INC.
 -------------------------------------------------------------------------
                             (Name of Issuer)

         Shares of Class A Common Stock, par value $0.01 per share
 -------------------------------------------------------------------------
                      (Title of Class of Securities)

                                 767597107
 -------------------------------------------------------------------------
                              (CUSIP NUMBER)

                          Blavin & Company, Inc.
                        29621 Northwestern Highway
                        Southfield, Michigan  48034
                         Tel. No.: (248) 213-0457
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               (Name, Address and Telephone Number of Person
             Authorized to Receive Notices and Communications)

                            - with copies to -
                          Eliot D. Raffkind, P.C.
                 Akin, Gump, Strauss, Hauer & Feld, L.L.P.
                      1700 Pacific Avenue, Suite 4100
                         Dallas, Texas 75201-4618
                              (214) 969-2800

                              April 29, 1999
 -------------------------------------------------------------------------
          (Date of event which requires filing of this statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4) check the following box [ ]

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended ("Act"), or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.


CUSIP No. 767597107                 13D/A

1    NAME OF REPORTING PERSONS
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

     Blavin & Company, Inc.

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF
     A GROUP*                                         (a) /   /
                                                      (b) /   /

3    SEC USE ONLY


4    SOURCE OF FUNDS*

     AF, WC

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
     IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)            /   /

6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware

     NUMBER OF      7    SOLE VOTING POWER           1,982,000
       SHARES
    BENEFICIALLY    8    SHARED VOTING POWER         0
      OWNED BY
        EACH        9    SOLE DISPOSITIVE POWER      1,982,000
     REPORTING
    PERSON WITH     10   SHARED DISPOSITIVE POWER    0

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     1,982,000

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*                                      /   /

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     13.90%

14   TYPE OF REPORTING PERSON*

     CO

     *SEE INSTRUCTIONS BEFORE FILLING OUT

CUSIP No. 767597107                 13D/A

1    NAME OF REPORTING PERSONS
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

     Paul W. Blavin

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF
     A GROUP*                                         (a) /   /
                                                      (b) /   /

3    SEC USE ONLY

4    SOURCE OF FUNDS*

     AF, WC

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
     IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)            /   /

6    CITIZENSHIP OR PLACE OF ORGANIZATION

     USA

     NUMBER OF      7    SOLE VOTING POWER           1,982,000
       SHARES
    BENEFICIALLY    8    SHARED VOTING POWER         0
      OWNED BY
        EACH        9    SOLE DISPOSITIVE POWER      1,982,000
     REPORTING
    PERSON WITH     10   SHARED DISPOSITIVE POWER    0

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     1,982,000

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
     EXCLUDES CERTAIN SHARES*                             /   /

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     13.90%

14   TYPE OF REPORTING PERSON*

     IN

     *SEE INSTRUCTIONS BEFORE FILLING OUT

                      AMENDMENT NO. 4 TO SCHEDULE 13D

     This Amendment No. 4 to Schedule 13D (the "Schedule 13D") is being filed on behalf of Blavin & Company, Inc., a Delaware corporation ("BCI"), and Mr. Paul W. Blavin, the principal of BCI, as an amendment to the initial statement on Schedule 13D, relating to shares of Class A Common Stock of Riscorp, Inc. (the "Issuer"), as filed with the Securities and Exchange Commission (the "Commission") on March 27, 1998 and amended by Amendment No. 1 to Schedule 13D filed with the Commission on April 9, 1998, Amendment No. 2 to Schedule 13D filed with the Commission on July 29, 1998 and Amendment No. 3 to Schedule 13D filed with the Commission on April 1, 1999 (as amended, the "Amended Schedule 13D").

     This Amendment No. 4 to Schedule 13D relates to shares of Class A Common Stock of the Issuer purchased by BCI for the account of (i) PWB Value Partners, L.P. ("PWB"), of which BCI is the general partner, and (ii) four institutional clients for which BCI acts as investment advisor (collectively, the "Clients"). The Amended Schedule 13D is hereby amended and supplemented as follows:

ITEM 3.   SOURCE AND AMOUNT OF FUNDS

     Item 3 of the Amended Schedule 13D is hereby amended and restated in its entirety to read as follows:

     As of April 29, 1999, BCI had invested (i) $2,176,382 in shares of Class A Common Stock through PWB and (ii) $1,131,975, $469,965, $140,099 and $77,090 in shares of Class A Common through each of the Clients, all as described in Item 5 below. The above amounts include any brokerage or commission charges incurred in the investments. The source of these funds was the working capital of each of PWB and the Clients, as the case may be.

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER

     Item 5 of the Amended Schedule 13D is hereby amended by amending and restating Items 5(a) and (c) as follows:

(a) As of April 29, 1999, BCI and Mr. Blavin are beneficial owners of 1,982,000 shares of Class A Common Stock of the Issuer or 13.90% of the shares outstanding. The 1,982,000 shares described above are beneficially owned by BCI and Mr. Blavin for the account of PWB and each of the Clients, as the case may be.

     The number of shares beneficially owned by BCI and Mr. Blavin and the percentage of outstanding shares represented thereby have been computed in accordance with Rule 13d-3 under the Act. The percentage of beneficial ownership of BCI and Mr. Blavin on April 29, 1999 is based on 14,258,671 outstanding shares of Class A Common Stock as of April 16, 1999 as reported in the Issuer's Definitive Proxy Statement filed with the Commission on April 28, 1999.

     (c) The transactions in the Issuer's securities by BCI since the most recent filing on Schedule 13D are listed as Annex A attached hereto and made a part hereof.

                                  ANNEX A


 Transaction           Buy/      Quantity      Price per
     Date              Sell      (shares)      Share ($)
 -----------        ---------    ---------     ---------
   4/01/99            Buy         17,000        1.3950
   4/14/99            Buy         13,000        1.4310
   4/16/99            Buy         22,000        1.5110
   4/19/99            Buy         23,000        1.5200
   4/20/99            Buy         13,500        1.5150
   4/22/99            Buy         38,500        1.5700
   4/29/99            Buy        160,000        1.5000
                                 -------
                                 287,000
                                 =======


                                 Signature

     After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


Dated:    May 7, 1999



                                   Blavin & Company, Inc.


                                   By:  /s/ Paul W. Blavin
                                        ---------------------------
                                        PAUL W. BLAVIN, President



                                   /s/ Paul W. Blavin
                                   --------------------------
                                   PAUL W. BLAVIN